

May 6, 2011

Ruth Porat
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. We have not completed our review of the Part III information that is incorporated into your Form 10-K by reference to your definitive proxy statement. We may have additional comments after reviewing that information.

Item 1. Business

Institutional Securities

Commodities, page 4

2. We note your disclosure about your different commodities activities on pages 4, 18 and 28. Please respond to the following:

   a. We note that you invest and make markets in the spot, forward, physical derivatives and futures markets in several commodities, including metals, agricultural products, crude oil, oil products, natural gas, electric power, emission credits, coal, freight, liquefied natural gas and related products. Please describe in more detail the activities that go into making a market in these commodities and describe the types of revenue streams earned as a result of these activities. Additionally, tell us whether other parties also make markets in the same commodities that you do.

   b. Tell us how you obtained your ownership in TransMontaigne, Inc. and tell us whether this is an area where you are considering further investments.

   c. Tell us how and where the results of your ownership in TransMontaigne are reflected in your consolidated financial statements, including the amounts involved.

   d. Describe the relationship between your market making activities in various commodities and your ownership in TransMontaigne.

Financial Holding Company

Scope of Permitted Activities, page 9

3. We note your disclosure that you have requested and obtained an extension to conform a limited set of activities and make certain divestments in order to comply with the BHC Act. Please tell us and revise your future filings to discuss the specific activities you plan to conform to the requirements of the BHC Act and those which you intend to divest, and identify the respective timeframes for doing so.

Activities Restrictions under the Volcker Rule, page 10

4. We note your disclosure regarding the Volcker Rule here as well as elsewhere in your filing, including its limitations on various aspects of your business. Please revise your future filings to address the following:

   a. Clearly disclose how you define "proprietary trading" for these purposes.

b. Identify the trading desks and other related business units that participate in activities you believe meet the definition of proprietary trading. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues and operating margin from each of these units. Clearly identify the extent to which such activities or business units have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

c. Revise your future filings to clearly identify aspects of your business that are similar to but excluded from your definition of "proprietary trading" for these purposes. Clearly disclose how you differentiate such activities. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

Item 1A. Risk Factors, page 23

5. Please provide us with draft disclosure to be included in future filings that describes any risks that may result from the restrictions imposed on proprietary trading by the Dodd-Frank Act, including a quantification of revenues generated from your proprietary trading business. If you do not believe this risk is likely to have a material effect on your operations, please explain the basis for your belief.

6. We note that your exposure to the Monolines at December 31, 2010 included $1.5 billion in insured municipal bond securities and $326 million of mortgage and asset backed securities enhanced by financial guarantees. Additionally, we note your disclosure that your hedging program continues to become more costly and difficult to effect and that significant additional losses could be incurred as market conditions evolve. Please provide risk factor disclosure in future filings or tell us why you believe risk factor disclosure is not appropriate.

7. Many of your risk factor discussions are too vague to be meaningful to investors. For example:

    • "Our borrowing costs and access to the debt capital markets depend significantly on our credit ratings;"
    • "Holding large and concentrated positions may expose us to losses;"
    • "We have incurred, and may continue to incur, significant losses in the real estate sector;" and
    • "The financial services industry is subject to extensive regulation which is undergoing major changes that will impact our business."

    Please provide draft disclosure to be included in future filings expanding your risk factors discussions to identify any specific situations that make you particularly vulnerable to the identified risks, including regulatory changes. Additionally, provide a more specific discussion of the potential consequences. For example, with respect to the risk discussion relating to your dependence on credit ratings, discuss the negative ratings outlook and the specific consequences in the event of a one-notch and two-notch downgrade.

Acquisition and Joint Venture Risk

We may be unable to fully capture the expected value…, page 31

8. Please provide us with draft disclosure to be included in future filings that more fully describes the risks associated with your joint ventures with Mitsubishi UFJ Financial Group, Inc., including a description of the ownership arrangements and quantification of any prior losses resulting from the joint ventures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Significant Items

Monoline Insurers, page 52

9. Please tell us and enhance your disclosure in future filings to quantify and discuss your total remaining exposure related to MBIA.

Business Segments, page 54

10. We note your various discussions of Principal transactions Trading and Investment revenues within each of your segments between pages 56 and 72. Please respond to the following and expand your disclosures in future filings to address the following:

   a. Tell us and expand your disclosures to provide further discussion of the types of instruments that generate the principal transactions revenue by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate derivatives generate principal transactions revenue (changes in fair value which affect X line item, and fee charged to customer, which affects Y line item, etc).

   b. Describe the significant drivers of the principal transactions revenue. For example, discuss how much of the revenue is driven by transaction fees versus changes in fair value of the instruments.

   c. Tell us in more detail how principal transactions revenue is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the principal transactions revenues you would recognize is the other side of the swap transaction that the customer requested.

d. Revise your future filings to tie your disclosures elsewhere of gains and losses on derivative contracts to your principal transactions revenue line items.

Liquidity and Capital Resources, page 81

11. We note from your disclosure in footnote 22 to your financial statements that as of December 31, 2010 approximately $5.1 billion of earnings has been designated as being permanently held outside of the United States. Please revise your MD&A to discuss the impact this designation has on your available liquidity.

Global Liquidity Reserve, page 85

12. We note your disclosure that "the vast majority" of the assets held in the Global Liquidity Reserve can be monetized on a next-day basis. In future filings, please revise your liquidity discussion to disclose the total amount that can be monetized on a next-day basis as of December 31, 2010.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Credit Risk

Institutional Securities Activities

Credit Exposure – Corporate Lending

"Event-Driven" Loans and Lending Commitments at December 31, 2010 and December 31, 2009, page 109

13. Please provide us with more information regarding your "Event-Driven" lending. In your response, please provide us with additional information as to the purpose of your event driven loans, the credit quality of the borrowers, the typical terms of the loans, charge-off experience, and the amount of loans in non-accrual status as of the balance sheet date. Additionally, explain to us why the loan balance is primarily reduced through "distributions" rather than repayments based on your rollforward on page 109.

Credit Exposure – Derivatives, page 109

14. Your OTC Derivative Product tables on pages 110-112 present interest rate and currency swaps, interest rate options, credit derivatives and other fixed income securities contracts on a single line item. In future filings, please revise your

tables on pages 110-112 to separately report your interest rate swaps and options, your currency swaps, and your credit derivatives.

15. In future filings, please revise Note 2 to your table at the top of page 113 to quantify the impact of your hedges of Monoline derivative counterparty exposure that is excluded from this table.

16. Please revise your future filings to quantify and more clearly discuss the impact of your participation in novating certain credit default swap contracts with external counterparties to a central clearinghouse.

17. We note various disclosures throughout your filing regarding your significant exposure to various types of credit derivatives. To the extent material and applicable, please revise your future filings to address the following regarding your credit derivatives:

   a. For the notional and fair value amount of your credit derivatives as of the balance sheet dates presented, please quantify the extent to which the positions held in your credit derivatives portfolio represent a purchase of credit default protection versus a sale of credit default protection, as well as the types of instrument used (e.g., total rate of return swap, credit default swap, derivatives on credit linked notes, derivative interests in mortgage-related collateralized debt offerings, certain types of ABS credit default swaps, basket credit default swaps, CDO-squared positions, or other credit derivatives). Link and if necessary reconcile this data to your existing tables in this section as well as your financial statement footnotes. Within these two categories of protection sold and purchased, please separately quantify the extent to which the derivative activity was for the following purposes:

      i.   Provide default risk protection to offset credit exposure to your holdings of the related reference entity's debt in your loan portfolio, investment portfolio, or loan commitments outstanding;
      ii. Create new credit exposure for your own trading purposes;
      iii. Reflect credit exposures taken for the benefit of your clients; and
      iv. Provide an offset to credit exposure taken for the benefit of clients.

   b. Separately quantify the gross realized gains and losses from your credit derivative activity.

   c. More clearly discuss the settlement triggers that are typical to the swap contracts in your credit derivatives portfolio. To the extent that the nature of the triggers varies within your portfolio, discuss that fact accordingly.

   d. Discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

e. Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant increases in the notional amounts as well as the reasons for the changes in the fair values of the swaps. Discuss any expected changes to those trends.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Introduction and Basis of Presentation

Basis of Financial Information, page 128

18. You disclose that at December 31, 2010, you netted securities received as collateral in connection with securities lending arrangements aggregating $4.6 billion with identical securities, primarily Corporate equities, in Financial instruments sold, not yet purchased. At December 31, 2009, you did not net securities received as collateral with Financial instruments sold, not yet purchased, as amounts did not materially affect the Company's consolidated statement of financial condition. Please tell us how your practice meets the criteria in ASC 210-20-45. Additionally, please tell us why you changed your practice in 2010, including whether and if so, how your current practice of netting is preferable.

2. Summary of Significant Accounting Policies

Allowance for Loan Losses, page 138

19. You disclose payments received on nonaccrual loans held for investment are applied to principal if there is doubt regarding the ultimate collectability; if collection of the principal is not doubtful, interest income is recognized on a cash basis. Please tell us and more clearly disclose in your future filings under what circumstances a loan is on nonaccrual status but is not doubtful of collection. Also, please tell us and more clearly disclose in your future filings why you differentiate between the nonaccrual loans that are doubtful of collection by applying cash payments only to principal and the nonaccrual loans that are not doubtful of collection by applying payments to both income and principal.

4. Fair Value Disclosures

Collateralized Interest Rate Derivative Contracts, page 148

20. We note your disclosure here as well as on page 48 regarding your change in valuation methodology to use the overnight indexed swap curve as an input to value substantially all of your collateralized interest rate derivative contracts.

You indicate the result of this change was a pre-tax gain of approximately $176 million. Please address the following:

a. Tell us how you determined that your new methodology was preferable in more accurately valuing these contracts.

b. Tell us why you changed this methodology for "substantially" but not all of your collateralized interest rate derivative contracts.

c. Tell us whether the derivative contracts are fully or partially collateralized.

d. Tell us whether you previously used LIBOR or LIBOR as adjusted for a spread difference. If you used the latter, please tell us the amount of the difference and how it was determined.

e. Tell us why you only applied this new methodology to your collateralized interest rate swaps, and not any other collateralized derivatives.

7. Variable Interest Entities and Securitization Activities, page 172

21. We note discussions in various sections of your filing regarding your exposures to state and municipal entities. We understand based on various disclosures throughout your filing that you have exposure to municipalities through direct investments in both municipal bonds and auction rate securities, as well as through your sponsorship of municipal bond securitization vehicles. We also understand that you may have involvement with municipalities as an underwriter of bond offerings, as a provider of guarantees (typically letters of credit), a liquidity provider to municipal option bond trust facilities that are accounted for as derivatives, and through the offering of deposit services, direct loans and other traditional banking products. Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities. Please also consider providing this type of disclosure in your future filings in order to more clearly identify any risk concentration in this industry.

8. Financing Receivables, page 182

22. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

23. We note your disclosure on page 5 that you offer home equity lines of credit as part of your Global Wealth Management business. Please confirm for us that these loans are classified as part of the real estate – residential portfolio segment disclosed in footnote 8. Additionally, tell us your total exposure to home equity lines of credit and the percentage of these loans that have been rated below "pass".

12. Derivative Instruments and Hedging Activities

Credit Derivatives and Other Credit Contracts, page 197

24. We note your disclosure in the table on page 197 that the fair value of total credit derivatives and other credit contracts sold was approximately $24 billion. For purposes of enhanced transparency, please revise your future filings to explain how this balance ties into the total shown for credit contracts on your table of net investment hedges on page 194 of your document and how it relates to the amounts in the fourth paragraph on page 199.

Index and Basket Credit Default Swaps, page 199

25. We note your disclosure that the company enters into index and basket credit default swaps where the credit protection provided is based upon the application of tranching techniques. Please provide us with additional information regarding these transactions. Please provide the following information in your response:

    a. Clarify for us, and enhance your disclosure to clearly state the extent to which the company is the seller or buyer of credit protection or both in these transactions.

    b. To the extent you are the seller of credit protection, tell us and expand your disclosure to discuss the degree to which you have offset your exposure.

    c. Quantify for us the company's total exposure in these transactions and tell us how the credit rating assigned to these transactions compares to the credit rating of the referenced debt.

    d. Expand your table of credit protection sold to clearly indicate the maximum potential payout/notional and fair value (asset)/liability included in the table for which the credit rating has been calculated internally.

Item 15. Exhibits and Financial Statement Schedules

26. Please tell us why none of the documents related to your joint ventures with Mitsubishi UFJ Financial Group, Inc. are filed as exhibits to your Form 10-K. Also, please tell us why Mr. Fleming's employment offer letter is not filed as an exhibit.

Exhibit 10.2

27. It appears that the exhibits and schedules were omitted from the Amended and Restated Joint Venture Contribution and Formation Agreement when it was filed on a Form 8-K dated May 29, 2009. Please amend the Form 8-K and refile the agreement in its entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director